Exhibit 99.1

No.17/09

IAMGOLD Approves Mill Expansion & Paste Backfill Plant at
Niobec Niobium Mine, significantly increasing the mine’s long term cash flow

Toronto, Ontario, June 11, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today announced Board of Director approval of a US$28 million Mill Expansion and an US$18.9 million Paste Backfill Plant addition to the Niobec Niobium Mine near Chicoutimi, Quebec.  The Mill Expansion will increase mill throughput by 24% and the Paste Backfill Plant increases proven and probable reserves by 36% and inferred resources by 72% (as previously announced on February 23, 2009).

“We have increased the mill throughput and extended the mine life of our Niobec Niobium Mine, generating significant value for our shareholders,” said Joseph Conway, President & Chief Executive Officer.  “Our investment in this strong cash flow generating asset reflects Management’s commitment to improving our reserve profile and the Company’s long term profitability.”

Mill Expansion Project Summary

The Niobec Mill currently has an average throughput of 210 tonnes per hour, while the mining hoist has an average hoisting capacity of 260 tonnes per hour.  The Mill Expansion is designed to match throughput to the mining hoisting capacity by increasing the mill throughput to 260 tonnes per hour.

Construction of the Mill Expansion will begin immediately and is estimated to be completed in Q3 2010.  Expenditures will be split approximately US$13.5 million in 2009, and US$14.5 million in 2010.  Our analysis shows that the Mill Expansion will add about US$20 million per year of cash flow versus the non-expanded case, based on current Niobium prices of approximately US$35/kg.  Using a conservative long term Niobium price of US$25/kg (as used for reserve calculations) there is an additional US$11 million per year of cash flow.

Paste Backfill Project Summary

The Niobec Mine has traditionally been mined using a mining method of longhole open stoping without backfill.  With this mining method, significant ore grade rock is permanently left behind, as both vertical and horizontal pillars to support the open voids are created during the mining sequence.

By changing to a different mining method using paste backfill, made from mill tailings mixed with cement and another binder, which is pumped underground, we are able to achieve nearly complete extraction of the orebody, leaving behind almost no ore pillars.

For the lower block at Niobec, paste backfill will allow mining of ore that would have been left as pillars and not available with the current method.  The recently published reserves and resources calculation for Niobec was based on the assumption of paste backfill.

Construction of the Paste Backfill Plant and associated underground infrastructure will begin immediately and is estimated to be completed in Q2 2010.  Expenditures will be split approximately US$9.9 million in 2009, and US$9.0 million in 2010.  IAMGOLD’s Project Development & Construction team based in Longueuil will manage the execution of both projects.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in this press release such as “measured”, “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by US registered companies in their filings with the SEC. US investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway
President  & CEO
Tel: (416) 360-4712
Toll-free: 1 888 IMG-9999

Tamara Brown
Director, Investor Relations
Tel: (416) 360-4743
Toll-free: 1 888 IMG-9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov/edgar.shtml, or www.iamgold.com.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.